ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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June 2, 2021

Sergio Chinos

United States Securities & Exchange Commission

Division of Corporation

Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Offering Statement on Form 1-A Filed May 5, 2021

File No. 024-11502

Dear Mr. Chinos:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s correspondence to Alan Beal, CEO of Armed Forces Brewing Company, Inc. dated June 1, 2021.

Amendment #1 on Form 1-A Filed May 5, 2021 General

We note your risk factor disclosure that the subscription agreement designated courts in the State of Delaware as the exclusive forum for certain claims against the Company. On page 67, we note that you identify the state of Maryland as the exclusive forum for certain legal actions. Please revise as needed. In addition, please revise your disclosure to clearly state whether this provision will apply to purchasers in secondary transactions. Please also ensure that Section 9 of the Subscription Agreement is consistent with your disclosure.

In the latest filing, the referenced risk factor has been amended to state that Maryland is the proper forum for certain legal actions. Both the offering circular and the subscription agreement have also been updated to address the issue of secondary transactions.

Cover Page

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Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

Please revise to limit the cover page to one page in length. Please refer to Item 1 of Part II of Form 1-A.

In the latest filing, the cover page has been reduced to one page as requested.

Plan of Distribution, page 44

We note your disclosure on page 45 that you intend to accept credit card payments for your shares. Please consider including risk factor disclosure regarding investing with a credit card. Please refer to SEC’s Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination. In addition, please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions, the amount of processing fees or other charges associated with credit card subscriptions, and clearly state whether you or investors will pay such fees.

This comment has been addressed in the Plan of Distribution section of the latest filing, and a risk factor has also been added.

Description of Business, page 51

We note your disclosure on page 53 that your distribution partners already have plans to distribute your products across the country and that you have discussed agreements with global beer exporters to export your products. Please revise your disclosure to provide all material terms of these agreements. In addition, please file as an exhibit to your offering circular all material contracts entered into. Please refer to Item 17 of Part III of Form 1-A.

This language has been removed from the description of business in the latest filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Please revise to provide a more clear discussion of your results of operations for the periods presented. For example, but not limited to, the causes of material changes for each year presented. Please refer to Item 9 of Part II of Form 1-A.

In the latest filing, additional disclosures have been added to various sections of the Management's Discussion and Analysis of Financial Condition and Results of Operations in order to address this Comment.

Directors and Executive Officers, page 60

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

Please revise this section to specifically disclose management’s business experience over that past five years and include dates of employment. Please refer to Item 10(c) of Part II of Form 1-A.

In the latest filing, this comment has been addressed and managements 5 year business experience has been added.

Compensation of Directors and Executive Officers, page 62

Item 11 of Part II of Form 1-A requires that you provide, in substantially the tabular format indicated, the annual compensation of each of the three highest paid persons who were executive officers or directors during the last completed fiscal year. It appears that you provided the total combined compensation paid for fiscal years ended December 31, 2019 and 2020. Please revise accordingly.

The chart and accompanying text have been updated to address this comment in the latest filing.

Security Ownership of Management and Certain Securityholders, page 63

It appears that the table of beneficial ownership and the table of beneficial ownership assuming all shares in this offering are sold are identical. Please revise accordingly.

The table of beneficial ownership assuming all shares in this offering are sold has been replaced with the correct table in the latest filing.

Perks, page 72

Please clearly describe here any shareholder benefits or perks. Please also disclose an        estimate of the value of the investor perks.

This comment has been addressed in the latest filing. The company is unable to estimate the value of most investor perks as many involve experiences that cannot be purchased or otherwise the perk has not true market value.

Audited Financial Statements

Period of January 1, 2019 through December 31, 2020 Independent Auditors Report, page 84

Please revise to include a signed audit report that conforms to the format and requirements outlined in AICPA Auditing Standards Codification Section 700 and Rule 2-02 of Regulation S-X.

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

After telephone calls between the issuer’s auditing firm and SiSi Cheng, Staff Accountant at the Commission, the auditor updated the audit report to conform to relevant AICPA Auditing Standards and Regulation S-X.   The updated audit report is attached to the latest filing.

Audited Financial Statements

Period of January 1, 2018 through December 31, 2019, page 96

We note you included audited financial statements for the two years ended December 31, 2019. Please note that these financial statements and related disclosures are not required to be provided in this registration statement pursuant to Part F/S of the Instructions to Form 1-A. As such, please revise to remove such financial statements and related disclosures.

The audited financial statements from January 1, 2018 through December 31, 2019 have been removed from the latest filing.

The Commission should also note that compensation arrangements with FINRA have been cleared and that FINRA has no objections to the compensation arrangements.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com